EXHIBIT 99.12

Ordinary and Extraordinary Shareholders' Meeting
held on May 28, 2021:

Approval of the resolutions presented by the Board of Directors

TOTAL SE becomes TotalEnergies SE

Patrick Pouyanné reappointed as Chairman and CEO

Paris, May 28, 2021 - The Combined Shareholders' Meeting of Total SE was held on May 28, 2021 under the chairmanship of Mr. Patrick Pouyanné. The shareholders adopted all the resolutions presented by the Board of Directors. The full results of the votes as well as the presentations made to the shareholders will be made available on May 31, 2021 on the totalenergies.com website.

At the Shareholders’ Meeting, Mr. Patrick Pouyanné, Chairman and CEO, emphasized the quality of the financial results, which demonstrates the relevance of the strategic and industrial choices implemented since 2015, during the 2020 health and economic crisis. The Chairman and Chief Executive Officer also provided an update on the implementation of the Company's transformation strategy, the corporate & social responsibility policy and the shareholder return policy. The Shareholders’ Meeting approved the distribution of a dividend of €2.64 per share for fiscal year 2020.

Regarding the strategy of transforming the Company into a broad energy company, the Shareholders’ Meeting adopted almost unanimously the new name of the Company, TotalEnergies SE, which anchors the strategy in its name. In addition, the Shareholders’ Meeting issued a favorable opinion on the Company's ambition with respect to sustainable development and energy transition towards carbon neutrality and its related targets by 2030. The shareholders voted by a very large majority, more than 90% of the votes cast, in favor of the resolution proposed by the Board of Directors, thus supporting the strategy proposed by the Board of Directors.

The Shareholders’ Meeting was also an opportunity for Marie-Christine Coisne-Roquette, Lead Independent Director, to report to shareholders, on behalf of the Board of Directors, on the balanced governance of the Company, the work of its Board of Directors, and its four Committees.

The Shareholders' Meeting approved the renewal of the terms of office of Mrs. Anne-Marie Idrac and Mr. Patrick Pouyanné as Directors, as well as the appointment of Mr. Jacques Aschenbroich and Mr. Glenn Hubbard as Directors, for a period of three years. The Shareholders' Meeting also approved the various components of the remuneration of corporate officers (“mandataires sociaux”).

The Board of Directors, meeting at the end of the Shareholders' Meeting, decided unanimously to reappoint Mr. Patrick Pouyanné as Chairman and CEO for the duration of his term of office as Director.

Closing the Shareholders’ meeting, Patrick Pouyanné declared : “I would like to thank our Shareholders for their almost unanimous support on our new name, TotalEnergies, that anchors our strategy in our identity, as well as for their support by a very large majority, more than 90%, on the resolution on the Company’s ambition with respect to sustainable development and energy transition towards carbon neutrality and its related targets by 2030.

The shareholders voted by a very large majority in favor of this resolution because they perceive the real transformation process in which the company is engaged and have made this vote a support of a bold and demanding strategy.

This very strong support also means a great demand and a huge commitment for us, the women and men of TotalEnergies. This transformation into a broad energy company that places sustainable development at the heart of its strategy, its projects and its operations is a transformation that will mobilize the entire company. The reality is that TotalEnergies is becoming one of the most active players in the energy transition.”

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com - presse@total.com l @TotalPress@TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com - ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies “Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.